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                                                                     EXHIBIT (l)





                                           CONTACT: Eugene Melnyk
                                                    Chairman of the Board
                                                    Robert Podruzny
                                                    President
                                                    Kenneth Howling
                                                    Chief Financial Officer
                                                    (416) 285-6000


FOR IMMEDIATE RELEASE:



          *BIOVAIL INCLUDED IN TORONTO STOCK EXCHANGE (TSE) 100 INDEX*
                    - LISTING TO COMMENCE NOVEMBER 17, 1998 -


TORONTO, CANADA, November 16, 1999--Biovail Corporation International (NYSE,
TSE: BVF) announced today that it has received notification that the Company will be added to the consumer sector of the TSE 100 Index, effective Wednesday, November 17, 1999.

Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.



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                       BIOVAIL CORPORATION INTERNATIONAL

            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                        Tel (416)285-6000 Fax (416)285-6499